October 23, 2024

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1200     750 West Pender Street
Vancouver, BC, V6C 2T8

       Re: Alpha Cognition Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 16, 2024
           File No. 333-280196
Dear Michael McFadden:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Prospectus Summary
Summary Risk Factors, page 12

1. We note the changes you made to your summary risk factor disclosure beginning on page 13. Based on your disclosures throughout, including with respect to recent developments, it is unclear to us that changes in your circumstances since the prior S-
       1 review completed on June 7, 2024, warrant such revisions. By way of example only:
           We note that in September 2024, you closed a $4.545 million bridge financing through the issuance of convertible notes and warrants, that such convertible notes are subject to mandatory conversion into common shares in conjunction with the closing of a Qualified Offering such as the offering being registered, and that each bridge financing investor will receive an additional 50% of warrants relative to the principal amount of notes purchased with identical terms upon the closing of a
 October 23, 2024
Page 2

           Qualified Offering. You also state throughout the registration statement that you are contemplating raising additional capital by pursuing both dilutive and non-
           dilutive strategic sources of capital to executive your commercial and operating plans. In light of the foregoing, please tell us why you have deleted summary risk factor disclosure relating to the dilution purchasers in this offering will experience or may experience if you conduct future financings, or otherwise restore such disclosure.
             We note your disclosure that you are currently primarily focused on the commercialization and further development of FDA-approved
ZUNVEYL
           oral tablets for Alzheimer's disease, that over the coming year, you plan to begin commercialization of this product, and that you intend to use part of the net proceeds you receive from this offering for the commercialization and launch of
           ZUNVEYL. In light of the foregoing, please tell us why you have deleted summary risk factor disclosure relating to your plans to establish a commercialization infrastructure and scale up external manufacturing
and
           distribution capabilities to commercialize ZUNVEYL oral tabulation formulation, or otherwise restore such disclosure.
             Similarly, in light of your commercialization plans for ZUNVEYL oral tablets, please tell us why you have deleted summary risk factor disclosure related to potential product safety and product liability risks related to the use of your therapies, or otherwise restore such disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Brenkert